10028250

EDSTATES
XCHANGE COMMISSION
on, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42227

SEC Mail Processing Section

MAR 01 2010

Washington, DC
112

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Northeast Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

333 Earle Ovington Blvd. 7th Floor
(No. and Street)

Mitchel Field, (City) New York (State) 11553 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen J. Perrone (516) 222-5300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kalmus, Siegel, Harris & Goldfarb, CPAS, LLP
(Name – *if individual, state last, first, middle name*)

585 Stewart Ave., Suite 550 Garden City, NY 11530
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen J. Perrone, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Northeast Securities, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Chairman

Title

Notary Public

JOSEPH BARONE
NOTARY PUBLIC, STATE OF NEW YORK
QUALIFIED IN NASSAU COUNTY
NO. 01BA6205536
MY COMMISSION EXPIRES 05-11-2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditor's report on internal accounting control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KALMUS, SIEGEL, HARRIS & GOLDFARB, CPAs, LLP

585 Stewart Avenue
Suite 550
Garden City, New York 11530
(516) 227-2525
Fax (516) 227-2548

Members:
American Institute of Certified Public Accountants
N.Y. State Society of Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Northeast Securities, Inc.

We have audited the accompanying statement of financial condition of Northeast Securities, Inc. as of December 31, 2009, and the related statements of income, changes in stockholders' equity, and cash flows for the month then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Northeast Securities, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kalmus, Siegel, Harris & Goldfarb, LLP

Garden City, New York
February 22, 2010

NORTHEAST SECURITIES, INC.
BALANCE SHEET
December 31, 2009

ASSETS

Cash	$	7,528,445
Receivable from broker-dealers and clearing organizations		266,570
Securities owned:		
Marketable, at market value		871,169
Not readily marketable, at estimated fair value		1,233,038
Furniture and equipment at cost, less accumulated depreciation of $ 1,644,169		246,080
Other assets		711,739
TOTAL ASSETS	$	10,857,041

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES

Margin loan payable	$	57,785
Payable to broker-dealers and clearing organizations		20,075
Accounts payable and accrued expenses		3,512,975
Income taxes payable (Including deferred taxes of 179,087)		179,568
Loan payable-subsidiary		45,740
TOTAL LIABILITIES		3,816,143

STOCKHOLDERS' EQUITY

Preferred stock, 1,000,000 shares $.01 par value authorized, 0 shares issued		0
Common stock, 20,000,000 shares $.01 par value authorized, 12,363,591 shares issued and outstanding		123,636
Additional paid-in capital		4,390,642
Retained earnings		5,672,350
Treasury stock (at cost)		(3,145,730)
TOTAL STOCKHOLDERS' EQUITY		7,040,898
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	10,857,041

The accompanying notes are an
integral part of these financial statements.

NORTHEAST SECURITIES, INC.
INCOME STATEMENT
For the year ended December 31, 2009

REVENUES		
Commissions	$	17,313,269
Principal transactions		16,130,890
Investment advisory		1,607,351
Investment banking		2,485,369
Interest and dividends		142,946
Other		2,075,355
		39,755,180
EXPENSES		
Employee compensation and benefits		12,969,433
Commissions, floor brokerage, exchange, and clearance fees		20,009,083
Communications and data processing		1,264,094
Interest and dividends		26,482
Occupancy		1,459,045
Other operating expenses		3,374,364
		39,102,501
NET OPERATING INCOME		652,679
EQUITY IN EARNINGS OF SUBSIDIARY		25,261
INCOME BEFORE INCOME TAXES		677,940
PROVISION FOR INCOME TAXES		253,878
NET INCOME	$	424,062

The accompanying notes are an
integral part of these financial statements.

NORTHEAST SECURITIES, INC.
STATEMENT OF STOCKHOLERS' EQUITY
For the period January 1, 2009 to December 31, 2009

	Common Shares	Stock Amount	Additional Paid-In Capital	Retained Earnings	Treasury Stock At Cost Amount	Total Stockholders' Equity
Balance at 1/1/2009	12,363,591	$ 123,636	$4,390,642	$ 5,248,288	$ (3,145,730)	$ 6,616,836
Net Income				424,062		424,062
Balance at 12/31/2009	12,363,591	$ 123,636	$4,390,642	$ 5,672,350	$ (3,145,730)	$ 7,040,898

The accompanying notes are an
integral part of these financial statements.

NORTHEAST SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 424,062
Adjustments to reconcile net income to net cash used in operating activities	
Depreciation and amortization	181,501
Deferred taxes	215,238
(Increase) decrease in operating assets:	
Net receivable from broker-dealers and clearing organizations	4,900
Securities owned, net	(605,492)
Prepaid expenses and taxes	84,339
Security deposits and other receivables	(11,848)
Increase (decrease) in operating liabilities:	
Payable to broker-dealer and clearing organizations	20,075
Accrued payables and accrued liabilities	773,729
Income taxes payable	481
Total adjustments	662,923
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	1,086,985
CASH PROVIDED (USED) BY INVESTING ACTIVITIES	
Loans repaid (net)	79,832
Purchase of furniture and equipment	(104,669)
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES	(24,837)
CASH PROVIDED (USED) BY FINANCING ACTIVITIES	
Loans and lease payable (net)	18,386
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES	18,386
NET INCREASE (DECREASE) IN CASH	1,080,534
CASH AT BEGINNING OF YEAR	6,447,911
CASH AT END OF YEAR	$ 7,528,445
SUPPLEMENTAL CASH FLOW DISCLOSURE:	
Income tax payments	$ 5,632
Interest payments	$ 26,482

The accompanying notes are an
integral part of these financial statements.

NORTHEAST SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2009

1. Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc.

2. Summary of Significant Accounting Policies

a. Business Description

Northeast Securities, Inc., (the Company), is a New York Corporation and acts as a fully disclosed broker-dealer engaged in the following types of businesses: Listed and OTC Stocks, Mutual Funds, Government and Municipal Securities, Put and Call Options, Limited Partnerships, Annuities, and Tax Shelters. The company acts as a market maker in selected OTC stocks.

b. Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, investment advisory, and venture capital businesses.

c. Securities' Transactions

Proprietary securities transactions in regular-way trades are recorded on trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered for the account and risk of the Company are recorded on trade date. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition. Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by the Board of Directors.

d. Commissions

Transactions executed by the broker-dealer as agents for customers and related commission income and expenses are recorded on a settlement date basis which is not materially different from a trade date basis.

e. Fee Income

Fee income is recorded as earned, with billed but not paid amounts reflected as accounts receivable and amounts received but not earned reflected as deferred fee income.

f. Cash and cash equivalents for purposes of reporting cash flows includes cash on hand and highly liquid investments with original maturities of less than ninety days.

g. Deferred income taxes are provided when income and expenses, principally relating to unrealized gains on long term investments, depreciation expense and deferred compensation expense are recognized in different years for financial and tax reporting purposes.

h. Depreciation is provided on a straight-line basis using an estimated useful life of five years with a half-year provision in the year of acquisition. Amortization of computer software is provided on a straight-line basis over sixty months.

3. Receivable From Broker-Dealers and Clearing Organizations

Receivable from broker-dealers and clearing organizations	$ 266,570
	$ 266,570

4. Concentrations of Credit Risk

The Company and its subsidiaries are engaged in various trading and broker-age activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

5. Securities Owned and Sold, Not Yet Purchased

Marketable securities owned consist of trading and investment securities at market values, as follows:

	Owned	Sold, Not Yet Purchased
Municipal bond	$ 5,098	$ 0
Corporate stocks and bonds	$ 866,071	$ 0
	$ 871,169	$ 0

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

At December 31, 2009 these securities at estimated fair values consist of the following:

Equities	$ 1,233,038

6. Related Party Transactions

The company at times advances money to its shareholders or other shareholder owned entities on a short-term basis. At December 31, 2009, there were no shareholder loans.

7. Debt

The company meets its short-term financing needs by borrowing against securities it owns for investment purposes. The interest rate is a floating rate above the prime rate. There was $ 57,785 outstanding under this facility at December 31, 2009. The company also advances money to its asset management subsidiary or receives loans from that subsidiary. The amount owed to the subsidiary at December 31, 2009 was $ 45,740.

8. Commitments and Contingencies

The Company has obligations under operating leases with initial terms in excess of one year. Minimum aggregate annual rentals for office space and equipment at December 31, 2009, are approximately as listed below:

Fiscal year	Amount
2010	591,472
Aggregate amount thereafter	0

Rent expense for the year ended December 31, 2009 aggregated $ 1,459,045.

The company is contingently liable for a standby letter of credit in the amount of $ 137,222 issued by Chase Manhattan Bank presentable if the company is in default on its lease for its Lower Manhattan Office.

The Company - together with various other broker-dealers, corporations, and individuals - has been named as a defendant in a few lawsuits that claim substantial damages. Management of the Company, after consultation with outside legal counsel, is highly confident that the resolution of these various lawsuits will not result in any material adverse effect on the Company's financial position.

9. Capital Stock

The authorized, issued, and outstanding shares of capital stock at December 31, 2009, were as follows:

Common stock, $.01 par value, authorized 20,000,000 shares, 12,363,591 shares issued and outstanding.

Preferred stock, $.01 par value, authorized 1,000,000 shares, 0 shares issued and outstanding.

10. Pension Plan

The company has a 401(K) plan which allows eligible employees to voluntarily defer a percentage of salary. The company at its option can match employee deferrals. The company made no matching contributions for the period ended December 31, 2009.

11. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 in its initial year and 15 to 1 in subsequent years.

At December 31, 2009, the Company had net capital of $ 4,334,027 which was $ 4,091,556 in excess of its required net capital of $ 242,471. The Company's net capital ratio was .84 to 1.

12. Income Taxes

The income tax provision consists of the following:

	Total	Currently Payable	Deferred Tax Credit
Federal	$ 152,933	$ 0	$ 152,933
State and local	100,945	38,640	62,305
	$ 253,878	$ 38,640	$ 215,238

The Company's effective tax rate was greater than the statutory rate because non-deductible expenses exceeded non-taxable income.

KALMUS, SIEGEL, HARRIS & GOLDFARB, CPAs, LLP

585 Stewart Avenue
Suite 550
Garden City, New York 11530
(516) 227-2525
Fax (516) 227-2548

Members:
American Institute of Certified Public Accountants
N.Y. State Society of Certified Public Accountants

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL STRUCTURE

Board of Directors
Northeast Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Northeast Securities, Inc. (the Company), for the year ended December 31, 2009, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is

subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Kalmus, Siegel, Harris & Goldfarb, LLP
February 22, 2010

SCHEDULE I
NORTHEAST SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2009

NET CAPITAL

Total stockholders' equity		$ 7,040,898
Deductions and/or charges:		
Securities not readily marketable	$ 1,233,038	
Furniture and equipment, net	246,080	
Other non-allowable assets	711,739	2,190,857
Net capital before haircuts on securities positions		4,850,041
Haircuts on securities		
Trading and investment securities		
Stocks, bonds, mutual funds	327,313	
Money market funds	124,728	
Undue concentration	62,825	
Other		
Unsecured debits	1,148	516,014
Net Capital		$ 4,334,027

AGGREGATE INDEBTEDNESS

Payable to broker-dealers and clearing organizations	20,075
Accounts payable and accrued expenses	3,512,975
Margin loan payable	57,785
Loan payable-subsidary	45,740
Income taxes payble	481
Total aggregate indebtedness	$ 3,637,056

continued

SCHEDULE I

NORTHEAST SECURITIES, INC.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2009

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$ 242,471
Excess net capital	$ 4,091,556
Excess net capital at 1,000%	$ 3,970,321
Ratio: Aggregate indebtedness to net capital	.84 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 31, 2009

Net capital, as reported in Company's Part II (unaudited)	
Focus report	$ 4,541,215
Haircut and undue concentration adjustment	725
Non allowable assets reported as allowable	(8,962)
Net audit adjustments	(198,951)
Net capital per above	$ 4,334,027

SCHEDULE II
NORTHEAST SECURITIES, INC.
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2009

The company effected no transactions with coustomers, as defined in Rule 15c3-3 under the provisions of Section (k)(2)(ii), and, therefore, has no amounts reportable under the rule.